UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                MVC Capital, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    553829102
                                 (CUSIP Number)

                               Fred M. Stone, Esq.
                            Millennium Partners, L.P.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 3, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

                                 SCHEDULE 13D/A

-------------------------
CUSIP No. 553829102
-------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Israel A. Englander
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    1,289,949**
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,289,949**
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,289,949**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0% (calculated on the basis of 18,439,563 shares being outstanding as of January 3, 2005, which amount was derived as follows: 12,293,042 shares were reported outstanding on the Form 10-Q for the quarterly period ended July 31, 2004 and MVC Capital, Inc.'s press release dated January 4, 2005 stated that 6,146,521 shares were issued pursuant to a rights offering on January 3, 2005).

     **See Item 2 below for a breakdown of share ownership.

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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

                                Explanatory Note

      This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 12, 2002 by Millenco, L.P. The class of equity securities to which the Schedule 13D relates is the common stock, par value $0.01 per share (the "Company Common Stock"), of MVC Capital, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 287 Bowman Avenue, 3rd Floor, Purchase, New York 10577. The following amendments to Items 2, 3, 4 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

      Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

      This Schedule 13D/A is being filed by Israel A. Englander ("Mr. Englander"), whose business address is at 666 Fifth Avenue, New York, New York 10103.

      During the last five years, Mr. Englander has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      The 1,289,949 shares of the Company Common Stock that Mr. Englander may be deemed to beneficially own are held by Millenco, L.P. ("Millenco") (280,050 shares), Millennium Global Estate, L.P. ("Global Estate") (185,000 shares), Millennium USA, L.P. ("USA") (444,771 shares), Millennium Partners, L.P. ("Partners") (10,128 shares) and Millennium International, Ltd. ("International") (370,000 shares). Mr. Englander is the managing member of Millennium Management, L.L.C., which serves as the general partner of Millenco, as the managing member of the general partner of Global Estate, as the general partner of USA, and as the managing general partner of Partners. Mr. Englander is also the managing member of Millennium International Management, L.L.C., which is the manager of International. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares. The business address for Millenco, Global Estate, USA, International, Millennium Management, L.L.C. and Millennium International Management, L.L.C. is 666 Fifth Avenue, New York, New York 10103. The business address for Partners is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of Schedule 13D is hereby supplementally amended as follows:


                                Page 3 of 5 Pages

      The amount of funds used to purchase the beneficially owned shares in the transaction giving rise to this amendment was $1,528,081.10, excluding the cost of the over-subscription for shares as described in Item 5(c) below. All of such funds were from the investment capital of Millenco, Global Estate and International.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby supplementally amended as follows:

      The securities covered by this amendment were purchased for investment pursuant to a rights offering.

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

      (a) As of the date hereof, Mr. Englander may be deemed to beneficially own 1,289,949 shares of Company Common Stock, all of which are held by Millenco, USA, Global Estate, Partners and International. Such shares represent in the aggregate approximately 7.0% of the outstanding shares of Company Common Stock. The calculation of the foregoing percentage is on the basis of a calculation of 18,439,563 shares outstanding as of January 3, 2005, derived as follows:
12,293,042 shares were reported outstanding on the Form 10-Q for the quarterly period ended July 31, 2004 and the Company's press release dated January 4, 2005 stated that 6,146,521 shares were issued pursuant to a rights offering on January 3, 2005. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 1,289,949 shares of the Company Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c) Transactions in Company Common Stock during the past 60 days:

      Date:               Qty                 Price
      01/03/2005          167,921*            $9.10

* Of the 167,921 shares of Company Common Stock purchased, 35,271 shares were purchased by International, 39,300 shares were purchased by Global Estate and 93,350 shares were purchased by Millenco. The shares purchased on January 3, 2005 were purchased pursuant to a rights offering by the Company. This filing does not include any amounts to be purchased in an over-subscription of the rights offering because, as of the date of this filing, the Company has not allocated shares from the over-subscription.

      (d) Millenco, Global Estate, USA, Partners and International have the right to receive dividends and proceeds from the sale of shares of Company Common Stock.


                                Page 4 of 5 Pages

Millennium Management, L.L.C. and Millennium International Management, L.L.C. have the right to direct the receipt of dividends from, or the proceeds from the sale of shares of the Company Common Stock.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 12, 2005

                                                /s/ Israel A. Englander
                                                --------------------------------


                                Page 5 of 5 Pages